UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SanDisk Corporation and Western Digital Corporation (issuers) and

SanDisk Corporation (offeror)

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

1.5% Convertible Senior Notes due 2017

0.5% Convertible Senior Notes due 2020

(Title of Class of Securities)

80004CAD3

80004CAF8

(CUSIP Number of Class of Securities)

Michael C. Ray, Executive Vice President, Chief Legal Officer and Secretary

Western Digital Corporation

3355 Michelson Drive, Suite 100

Irvine, California 92612

(949) 672-7000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,502,620,682.71	$252,013.90

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 1.5% Convertible Senior Notes due 2017 (the “2017 Notes”) and the 0.5% Convertible Senior Notes due 2020 (the “2020 Notes” and, together with the 2017 Notes, the “Notes”), as described herein, is 100% of the outstanding principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of May 11, 2016 there was $2,496,699,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $2,502,620,682.71.
(2)	The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $252,013.90	Filing Party: SanDisk Corporation
Form or Registration No.: Schedule TO-I	Date Filed: May 12, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by SanDisk Corporation, a Delaware corporation, on May 12, 2016, in connection with its offer to purchase for cash any and all of its outstanding 1.5% Convertible Senior Notes due 2017, as required by the indenture for that series of notes, and its 0.50% Convertible Senior Notes due 2020, as required by the indenture for that series of notes, on the terms and conditions set forth in the Designated Event Company Notice and Offer to Purchase, dated May 12, 2016, in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Schedule TO is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“In accordance with the terms of the tender offer and based on the final count by Global Bondholder Services, the depositary for the tender offer, SanDisk has accepted for purchase $100,000 of its 2017 Notes at a purchase price of $1,004.79 for each $1,000 in principal amount of 2017 Notes and $2,000 of its 2020 Notes at a purchase price of $1,000.76 for each $1,000 in principal amount of 2020 Notes, for a total cost of $102,480.70, excluding fees and expenses relating to the tender offer. In addition, holders of approximately $996.1 million, or 99% of the outstanding principal amount, of the 2017 Notes converted their Notes at the 2017 Make-Whole Conversion Rate and approximately $1.4 billion, or 96% of the outstanding principal amount, of the 2020 Notes converted their Notes at the 2020 Make-Whole Conversion Rate on or prior to the Expiration Date.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDISK CORPORATION

By:	/s/ Michael C. Ray
Name: Michael C. Ray Title: President and Secretary

Date: June 10, 2016